FILED BY INTELLON CORPORATION

Pursuant to Rule 425 under the Securities Act

of 1933 and Deemed Filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Intellon Corporation

Commission File Number 333-144520

Email message from Charles Harris, Chairman and CEO

of Intellon Corporation, to all Intellon employees and contractors on September 8, 2009

From: Charlie Harris

Sent: Tuesday, September 08, 2009 8:30 AM

To: .Employees – All; .Contractors – All

Subject: Intellon to Combine with Atheros!

Importance: High

Team,

In what has to be the most exciting announcement in Intellon’s 20 year history, I am very pleased to announce that Intellon has entered into a definitive agreement to be acquired by Atheros Communications, Inc. (NASDAQ: ATHR) in a cash and stock transaction having a total value of approximately $244 million. This translates to a value of $7.30 per share based on the five-day average closing price of Atheros as of September 4, 2009.

Intellon shareholders will have the right to elect to receive either: 1) approximately 0.135 shares of Atheros common stock and approximately $3.60 in cash, 2) $7.30 in cash or 3) approximately 0.267 shares of Atheros common stock, for each share of Intellon common stock; subject, however, to adjustment and proration provisions as further detailed in the definitive agreement. The Atheros stock component (including the conversion of equity incentives) will vary from about 45% to 55% with the remainder paid in cash. Special provisions govern the conversion of shares of Intellon common stock, stock options and restricted stock units (RSUs). Please see the enclosed press release for additional details.

Atheros expects to close the transaction in the fourth quarter of 2009, subject to Intellon shareholder approval as well as customary closing conditions and regulatory approvals.

As many of you will recall, I have long said that I thought that Intellon would eventually become part of a larger semiconductor company. I believed then as I do now that our technology is so exciting and pervasive, and our markets are so broad and diverse, that we would eventually need the additional resources of a larger partner to allow us to take full advantage of the opportunities before us. With your help, Intellon has done an excellent job of driving the market for powerline communications and creating world-class products that meet the needs of our service provider and retail customers across the globe. But to drive the market even faster and meet the growing demand for seamless video connectivity throughout the digital home, we need access to additional technology, systems and integration expertise and resources so we can accelerate new product advancements, functional integration and cost-downs that will address the needs of our customers much faster than we could do alone.

Atheros is an exceptional partner for us. When people have asked me what semiconductor company I would most like Intellon to emulate, I have always said Atheros. Our cultures are similar. We are both committed to technology innovation, market-leading products, global standards leadership and strong customer relationships. We are both strong and effective competitors in our respective markets, focusing on the needs of our respective customers. We both recognize that our success is due to the talents and efforts of our employees. Atheros has built a strong track record of leading its competition in both technology and cost through persistent and tenacious innovation. We have done the same. Atheros is one of the world leaders in the Wireless LAN (including Wi-Fi) market. They have recently made new investments in Ethernet, Bluetooth and GPS. The have excellent analog capabilities. They are well-regarded in the marketplace. Together, we can do things that neither company can do alone.

As exciting as the opportunities presented by this transaction might be, business combination announcements are always unsettling from an employee point of view. Although you care about the future, you care even more about very basic issues, such as “What does this mean to me”, “Will I have a job?”, “What about my benefits?” and the like. We will be able to answer these and many more questions in detail over the next few weeks—far ahead of the proposed closing date. In the interim, let me simply say that I believe you will find that Atheros once again is an excellent partner. They value our team as well as our technology, our products and our revenues. They have a strong track record of growing the businesses and retaining the employees they have acquired. They have great respect for what we have built and the people who have made Intellon what it is today.

Atheros has no plans to close our Orlando, Ocala or Toronto operations. They share our excitement about moving our Ocala team to our planned new offices in the SunTrust Building in downtown Ocala. They do plan to move our San Jose team to their nearby campus in Santa Clara at an appropriate point.

We will be having a special All Hands meeting this morning at 11:00am EDT to discuss this exciting development. The format will be similar to our quarterly All Hands meetings, and our offices in Toronto and San Jose will be linked to our usual Ocala CFCC site via video conference, with telephone dial in available for other participants. Nonna Duch will be sending out an Outlook organizer shortly with the call-in details.

Craig Barratt, Atheros’ CEO, will be visiting Ocala and Orlando tomorrow, along with Ben Naskar, Vice President and General Manager of Atheros’ Wireless Networking Business Unit. Next Monday, Craig and Ben will be visiting our Toronto office, together with Rick Bahr, their Vice President of Engineering, Jack Lazar, their CFO and Vice President of Corporate Development and Colin Born, their Senior Director of Corporate Development.

I hope you can share my pride in this announcement. We have worked hard together for many years to build Intellon into a world leader at what we do. I view it as a tremendous compliment to our team that Atheros would seek us as its partner. Thank you for your contributions in making this opportunity possible.

Important Additional Information and Where You Can Find It.

In connection with the proposed transaction, Atheros will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the SEC). Investors and security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC regarding the proposed transaction because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Atheros and Intellon with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus (when available) and other documents filed with the SEC may also be obtained for free by contacting Atheros Investor Relations by e-mail at ir@atheros.com or by telephone at (408) 830-5672 or by contacting Intellon Investor Relations by e-mail at suzanne@blueshirtgroup.com or by telephone at (415) 217-7722.

Atheros, Intellon, and their respective directors, executive officers, certain members of management and certain employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Additional information concerning Atheros’ directors and executive officers is set forth in Atheros’ Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2009. Additional information concerning Intellon’s directors and executive officers is set forth in Intellon’s Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009. These documents are available free of charge at the SEC’s web site at www.sec.gov or by going to, respectively, Atheros’ Investors page on its corporate website at www.atheros.com and Intellon’s Investor Relations page on its corporate website at www.intellon.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, and a description of their direct and indirect interests in the proposed transaction, which may differ from the interests of Atheros or Intellon stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Atheros to Acquire Intellon

Combination of Best-in-Class Wireless and Wired Technologies Promises Major Advances Toward Seamless Networking Throughout the Digital Home

SANTA CLARA, CA and ORLANDO, FL—(Marketwire—September 08, 2009)—Atheros Communications, Inc. (NASDAQ: ATHR) and Intellon Corporation (NASDAQ: ITLN) today announced that the companies have entered into a definitive agreement for Atheros to acquire Intellon in a stock and cash transaction valued at approximately $244 million, or $181 million net of Intellon’s cash, cash equivalents and short-term investments as of June 30, 2009.

The acquisition of Intellon is another significant step by Atheros toward its goal of enabling the very best connectivity experiences across the networking, computing and mobile device markets. Intellon’s powerline communications (PLC) technology operates on today’s most pervasive wired medium, the home power circuit. By combining Atheros’ best-in-class wireless LAN and Ethernet products with Intellon’s market-leading PLC products, Atheros will further drive the adoption of universal, easy-to-use, networking solutions throughout the digital home.

“We are deeply committed to providing our customers with innovative communications solutions based on our expanding portfolio of technologies, and the addition of Intellon’s market-leading PLC products further demonstrates that commitment,” said Craig Barratt, president and chief executive officer of Atheros Communications. “Our unmatched combination of connectivity technologies will enable dynamic meshing of wireless and wired bandwidth, providing robust transmission of data, voice and multi-media content on the growing number of networked devices in the home.”

As the leading provider of HomePlug® compatible products, Intellon’s extensive experience in delivering PLC solutions has enabled it to build a strong portfolio of products and intellectual property. By leveraging the Intellon team’s experience, Atheros will further expand its ability to serve the needs of the digitally-connected consumer, as well as extend its opportunities for growth in new applications and markets, including Ethernet-over-Coax and smart grid solutions.

“Having played a major role in the development and commercialization of PLC technology across the globe, and with more than 40 million chipsets shipped and 50 service provider deployments, the Intellon team is excited about the opportunity to combine its knowledge and expertise in wired networking with Atheros’ leadership in wireless LAN and other network communications,” said Charles E. Harris, Intellon’s chief executive officer and chairman of the board. “With the cultures of innovation and commitment to customer success that both companies share, this powerful combination will bring a new level of seamless connectivity to operators and consumers alike.”

Pursuant to the terms of the definitive agreement, the overall acquisition consideration consists of an amount of Atheros common stock and equivalents (including the assumption of outstanding Intellon restricted stock units and stock options) representing between 45 and 55 percent of the total consideration with the remainder paid in cash, providing an overall value of $7.30 per share based on the five-day average closing price of Atheros as of September 4, 2009. Intellon shareholders may elect to receive either: 1) approximately 0.135 shares of Atheros common stock and approximately $3.60 in cash, 2) $7.30 in cash, or 3) approximately 0.267 shares of Atheros common stock, for each share of Intellon common stock; however, each of these elections will be subject to adjustment and proration provisions (as further detailed in the definitive agreement). In the aggregate, Atheros expects to issue approximately 4.2—5.1 million shares of Atheros common stock and equivalents and pay approximately $115 – $141 million in cash, depending on the overall elections that are made and pursuant to the terms in the definitive agreement.

Atheros expects to close the transaction in the fourth quarter of 2009, subject to Intellon shareholder approval as well as customary closing conditions and regulatory approvals. Intellon shareholders representing approximately 22% percent of Intellon’s outstanding common stock have signed an agreement to vote their shares in favor of this transaction. It is anticipated that the transaction will be accretive to Atheros’ non-GAAP earnings per share in the first half of 2010.

Conference Call and Webcast to Discuss the Proposed Transaction

Atheros and Intellon will hold a joint conference call to discuss the proposed transaction at 8:30 AM Eastern Daylight Time today. To listen to the call from within the United States, please dial (877) 835-9268 approximately 10 minutes prior to the start of the call and use the Conference ID # 29349840. To listen to the call from outside the United States, please dial (706) 634-9690 approximately 10 minutes prior to the start of the call. A taped replay will be made available approximately one hour after the conclusion of the call and will remain available for one week after the live call. To access the replay, please dial (706) 645-9291 and use the Conference ID # 29349840.

This conference call will be available via a live webcast on the investor relations section of the Atheros web site at http://www.atheros.com or the Intellon web site at www.intellon.com. Access the web site 15 minutes prior to the start of the call to download and install any necessary audio software. An archived webcast replay will be available on the web site for 6 months.

About Atheros Communications, Inc.

Atheros Communications is a global leader in innovative technologies for wireless and wired communications. Atheros combines its wireless and networking systems expertise with high-performance radio frequency (RF), mixed signal and digital semiconductor design skills to provide highly integrated chipsets that are manufactured on low-cost, standard complementary metal-oxide semiconductor (CMOS) processes. Atheros technology is used by a broad base of leading customers, including personal computer, networking equipment and consumer device manufacturers. For more information, please visit http://www.atheros.com or send an email to info@atheros.com.

About Intellon Corporation

Intellon is a market leader in powerline communications, providing HomePlug® compliant and other powerline integrated circuits for home networking, networked entertainment, BPL access, Ethernet-over-Coax (EoC), smart grid management and other commercial applications. Intellon created and patented the baseline technology for HomePlug 1.0, and is a major contributor to the baseline technology for the 200-Mbps PHY-rate HomePlug AV powerline standard and the draft IEEE P1901 powerline standard. With more than 34 million HomePlug-based ICs sold, Intellon is the market share leader in the HomePlug IC market. The Company was founded in 1989 and is headquartered in Orlando, Florida, with offices in Ocala, Florida, San Jose, California and Toronto, Canada. For additional information, visit www.intellon.com.

NOTE: Atheros and the Atheros logo are registered trademarks of Atheros Communications, Inc. Intellon is a registered trademark of Intellon Corporation. HomePlug is the registered trademark of the HomePlug Powerline Alliance, Inc. All other trademarks mentioned in this document are the sole property of their respective owners.

NOTE ON FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters set forth in this press release, including the anticipated benefits for Atheros of the acquisition of Intellon, including future financial and operating results and Atheros’ plans, objectives, expectations and intentions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially, including, but not limited to, the risk that the transaction will not close in the fourth quarter of 2009 or at all, difficulties in the integration of acquired businesses, the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, or that the transaction will not be accretive to Atheros’ non-GAAP earnings per share in the first half of 2010 or at all, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, competition and its effect on pricing, third-party relationships and revenues, and the risks detailed in Atheros’ and Intellon’s respective Annual Reports on Form 10-K for the year ended December 31, 2008 and their respective Quarterly Reports on Form 10-Q for the quarter ended June 30, 2009, as filed with the Securities and Exchange Commission, and in other reports filed with the SEC by Atheros or Intellon from time to time. These forward-looking statements speak only as of the date hereof. Atheros and Intellon disclaim any obligation to update these forward-looking statements.

Important Additional Information and Where You Can Find It

In connection with the proposed transaction, Atheros will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the SEC). Investors and security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC regarding the proposed transaction because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Atheros and Intellon with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus (when available) and other documents filed with the SEC may also be obtained for free by contacting Atheros Investor Relations by e-mail at ir@atheros.com or by telephone at (408) 830-5672 or by contacting Intellon Investor Relations by e-mail at suzanne@blueshirtgroup.com or by telephone at (415) 217-7722.

Atheros, Intellon, and their respective directors, executive officers, certain members of management and certain employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Additional information concerning Atheros’ directors and executive officers is set forth in Atheros’ Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2009. Additional information concerning Intellon’s directors and executive officers is set forth in Intellon’s Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009. These documents are available free of charge at the SEC’s web site at www.sec.gov or by going to, respectively, Atheros’ Investors page on its corporate website at www.atheros.com and Intellon’s Investor Relations page on its corporate website at www.intellon.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, and a description of their direct and indirect interests in the proposed transaction, which may differ from the interests of Atheros or Intellon stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Contacts:

Atheros Communications

David Allen

408-830-5762

david.allen@atheros.com

The Blueshirt Group for Intellon Corporation

Suzanne Craig

415-217-7722

suzanne@blueshirtgroup.com